December 9, 2019

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Limited
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

       Re: MingZhu Logistics Holdings Limited
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed November 27, 2019
           File No. 333-233992

Dear Mr. Yang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2019 letter.

Amendment No. 1 to Form F-1

Prospectus Summary
Overview, page 1

1. Refer to the last sentence of the fifth paragraph. Please disclose the respective revenue generated from Guangdong and Xinjiang provinces for the fiscal year ended December
       31, 2017. We note your disclosure in the first paragraph on page 62. Jinlong Yang
FirstNameLogistics Holdings Yang
MingZhu LastNameJinlong Limited
Comapany9, 2019
December NameMingZhu Logistics Holdings Limited
Page 2
December 9, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

2. We note your new risk factor disclosure that you have failed to pay corporate income taxes for the year ended December 31, 2018 on time, and that there are uncertainties whether you will have enough funds to make the tax payment within the time limit set by the tax authorities. Please address this in your "Liquidity and Capital Resources" section.
         Refer to Item 5.B.1 of Form 20-F.
        You may contact Amy Geddes, Staff Accountant, at (202) 551-3304 or Lyn Shenk,
Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Sabrina He